UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-221965

CIT GROUP INC.
(Exact name of registrant as specified in its charter)

c/o First Citizens BancShares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609
(919) 716-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.250% Senior Unsecured Notes due 2025
4.750% Senior Unsecured Notes due 2024
3.929% Senior Unsecured Fixed-to-Floating Rate Notes due 2024
6.125% Subordinated Notes due 2028
4.125% Fixed-to-Floating Rate Subordinated Notes due 2029
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
5.250% Senior Unsecured Notes due 2025: 54
4.750% Senior Unsecured Notes due 2024: 63
3.929% Senior Unsecured Fixed-to-Floating Rate Notes due 2024: 36
6.125% Subordinated Notes due 2028: 70
4.125% Fixed-to-Floating Rate Subordinated Notes due 2029: 19

EXPLANATORY NOTE

On October 15, 2020, First Citizens BancShares, Inc. (“First Citizens”) and CIT Group Inc. (“CIT”) entered into an Agreement and Plan and Merger, as amended by Amendment No. 1, dated September 30, 2021 (as amended, the “Merger Agreement”), by and among First Citizens, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of the First Citizens (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT, a Delaware corporation and the parent company of CIT Bank, N.A., a national banking association (“CIT Bank”). On January 3, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into CIT, with CIT surviving (the “First-Step Merger”). Immediately following the First-Step Merger, CIT merged with and into FCB, with FCB surviving (the “Second-Step Merger”). Following completion of the Second-Step Merger, CIT Bank then merged with and into FCB, with FCB surviving (such transaction, together with the First-Step Merger and the Second-Step Merger collectively referred to as the “Merger”). In connection with the Merger, FCB assumed certain obligations of CIT under the debt securities covered by this Form 15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens BancShares, Inc., as successor by merger to CIT Group Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2022	FIRST CITIZENS BANCSHARES, INC.
as successor by merger to CIT Group Inc.

	By:	/s/ Craig L. Nix
	Name:	Craig L. Nix
	Title:	Chief Financial Officer